January 23, 2006

MAIL STOP 3561

via U.S. mail and facsimile

Michael L. Metter, President
Spongetech Delivery Systems, Inc.
The Empire State Building
350 Fifth Avenue, Suite 2204
New York, New York 10118

Re:      Spongetech Delivery Systems, Inc.
	Form SB-2, Amendment 5 filed December 20, 2006
	File No. 333-123015

Dear Mr. Metter:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Revise to include updated financial statements as required by Item
310(g) of Regulation S-B.
2. Please provide page numbers in your amended filing.

Prospectus Summary
3. We reissue prior comment one from our letter dated December 12, 2005. Clearly disclose the limited sales the company has had in the most recent financial periods. Please include such information for the interim financial period.
4. Reconcile the accumulated deficit for the interim financial period ended August 31, 2005 with the financial statements.

Selected Financial Data
5. Reconcile the stockholders` equity for August 31, 2005 in the table with the financial statements.

Dilution
6. Please revise the increase per share attributable to this offering for each level of proceeds. The current amounts are incorrect.
7. Please revise the disclosure required by Item 506(a) of Regulation
S-B to also disclose the total consideration and percent if the maximum offering is raised.

Management`s Discussion and Analysis
8. Please revise the executive overview to discuss the substantial decrease in revenues recently and the likelihood that this may continue into the future, and discuss the going concern.
9. We reissue prior comment 11 from our letter dated December 12, 2005. Please include your supplemental response in the prospectus.

Plan of Operations
10. Disclose how your plan to retain the groups in the various geographic regions. Will there be regional offices? How will these sales groups be overseen? Estimate the number of employees you anticipate hiring for each group. State whether they will be employees or contractors. Also, clarify whether they will devote their full time to your business or whether they will also devote time to other sales opportunities.
11. Please explain how the retention of the sales group in the next few months will only cost approximately $18,000. Explain how you plan to find sales staff to work solely on a contingency basis. Explain the impact on the implementation of your sales program if you are unable to obtain an agreement with a production finance company.
We may have further comment.
12. Explain the alternate source of funding you will seek if you are unable to enter into an agreement with a production finance company.
13. Please discuss in detail the status of your efforts to locate a warehousing facility.
14. Please revise your footnote regarding access to www.cleanline.com. Provide the details of how to access the information you have cited in the prospectus from the listed website.
15. We partially reissue prior comment 17 from our letter dated December 12, 2005. Clarify whether the agreement with Dicon would allow you to enter into licensing arrangements.
16. Disclose the estimated costs associated with a licensing agreement to use another company`s logos and trademarks and the expected source(s) of funding.
17. Please update the cash balance as of the most recent practicable date. Disclose how long you can currently satisfy your cash requirements given the current cash balance.

Summary Compensation Table
18. It appears that Mr. Lazauskas should be included in the executive compensation section. We direct your attention to Item 402(a)(2)(iii) of Regulation S-B.
19. Reconcile the number of shares issued to Mr. Moskowitz with the disclosure in the certain relationships and related transaction section.
20. Please advise us as to Mr. Rubin`s role with the company. It appears that Mr. Rubin may be required to be included in the executive compensation table, pursuant to Item 402(a)(2)(iii) of Regulation S-B.
21. Given the relationship between certain officers of the company and RM Enterprises, it would appear the stock issued to RM Enterprises in January 2005 should be included in the executive compensation table. This would appear to be indirect compensation to those control persons.

Recent Sales of Unregistered Securities, page II-2
22. We reissue prior comment 26 from our letter dated December 20, 2005. We again note the stock issuances in 2002. The stock purchase agreement was not entered into until July 2002 and these transactions were conducted in March and May 2002. Therefore, we continue to note that the company was a blank check company at the time of these transactions. Rule 504 of Regulation D is not available to blank check companies. Please revise the disclosure to discuss whether another available exemption may be relied upon.
23. Disclose the exemption relied upon in the July 2002 issuance to
RM Enterprises.

Exhibits
24. In light of the change made to the subscription agreement as a result of our prior comment 31 from our letter dated December 12, 2005, please file the revised subscription agreement as an exhibit.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at 202) 551-3236 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  Richard A. Friedman, Esq.
      By facsimile (212) 930-9725
Michael L. Metter, President
Spongetech Delivery Systems, Inc.
Page 4
January 23, 2006